EXHIBIT 99.1

Evaxion appoints Dr Helen Tayton-Martin as new Chief Executive Officer

  Dr Tayton-Martin brings broad experience of biotech company building, fund-raising, M&A, business development and operations with a strong track record of strategic partnership deals
  Her more than 30 years of experience include leadership roles in the UK and US, from early research through to product approval in cancer immunotherapy, making her the ideal candidate to lead the next stage of execution of Evaxion’s strategy
  Birgitte Rønø, who has served as interim Chief Executive Officer, will continue in her role as Chief Scientific Officer
  Seasoned life science executive Jens Bitsch-Norhave will join as observer and advisor to the Board of Directors with the intention of seeking election at the next Annual General Meeting

COPENHAGEN, Denmark, October 27, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has appointed Dr Helen Tayton-Martin as new Chief Executive Officer (CEO). She will take up her new position on November 24, 2025, and simultaneously step down from Evaxion’s Board of Directors (Board).

Holding a Ph.D. in molecular immunology, and an MBA from London Business School, Helen Tayton-Martin was a co-founder of cancer-focused biotech company Adaptimmune, where she served as Chief Operating Officer and later Chief Business & Strategy Officer during her 17 years with the company. Through this time, she oversaw transatlantic growth, multiple clinical, academic and commercial collaborations and private and public financing through to its Nasdaq IPO. Dr. Tayton-Martin was responsible for all Adaptimmune’s strategic partnerships including those with Astellas, Genentech, a member of the Roche Group, GlaxoSmithKline and Galapagos NV.

Prior to Adaptimmune, Dr. Tayton Martin spent 15 years working within the pharma, biotech and consulting environments for various companies. She also previously served as a non-executive director of Trillium Therapeutics Inc. from October 2017 through to the sale of the company in November 2021 to Pfizer Inc.

“I am delighted that Helen Tayton-Martin is taking over the CEO position. She is a skilled executive with exactly the right experience in leading an organization, making partnerships and monetizing assets in biotech. Helen knows Evaxion from her time on the Board and we have seen her leadership quality and have already established a working relationship. It is with great faith that we welcome her to a new role in the company” says Marianne Søgaard, Chairman of the Board at Evaxion.

“I also want to extend my thanks to Birgitte Rønø, who has done a fantastic job as interim CEO in a crucial time for Evaxion, on top of her duties as Chief Scientific Officer. Birgitte will now again focus on this role, and we look forward to continuing to benefit from her capabilities and experience as she leads our research and development work,” says Marianne Søgaard.

“I am very excited to be joining Evaxion as CEO at an incredibly exciting time for the company. I have seen first-hand from my time on the Company’s Board the strength of its AI-Immunology platform to deliver real potential products, exemplified with the recent out-licensing of EVX-B3 to MSD and the presentation of unprecedented data for EVX-01 at ESMO, demonstrating Evaxion is in a very strong position for further future value generation. I am looking forward to working with the highly skilled and committed team of employees to build from this extraordinary scientific, medical and commercial potential of Evaxion,” says Helen Tayton-Martin.

Changes to the Board of Evaxion
Helen Tayton-Martin will step down from the Board of Evaxion when taking up the CEO position. Seasoned life science executive Jens Bitsch-Norhave will join the Board of Directors as adviser and observer with the intention of seeking election as board member at the Annual General Meeting in 2026.

“We are looking forward to welcoming Jens Bitsch-Norhave to Evaxion. With more than 25 years of leadership experience in the biotech and pharmaceutical industry, specializing in corporate strategy, global expansion, and dealmaking, Jens will be a strong addition to the Board”, says Marianne Søgaard.

Jens Bitsch-Norhave is currently Corporate Vice President and Global Head of Corporate Development at Hengrui Pharmaceuticals, where he is responsible for strategy, business development, licensing, M&A, and alliance management, advancing the company’s globalization and growth. He holds an MSc and Ph.D. in neuropharmacology from the University of Copenhagen and an Executive MBA in Technology & Innovation from Copenhagen Business School.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.